RAYTEC DEVELOPMENT CORP.
#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel (604) 683-8610
Fax (604) 683-4499

02034159

April 2, 2002

United States Securities
and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C.
20549

SEC MAIL PROCESSING RECEIVED MAY 08 2002 WASH. D.C. SECTION

Exemption Number 82-3553

SUPPL

Dear Sirs:

Re: Raytec Development Corp.
British Columbia, Canada
12g3-2(b) Exemption - 82-3553

Please find enclosed additional documents required to be filed in connection with the above Exemption.

PROCESSED
MAY 29 2002
THOMSON FINANCIAL

In this report I enclose the following:

1. News Release dated February 20, 2002;
2. News Release dated March 6, 2002;
3. Advance Notice of the 2002 Annual General Meeting;
4. Notice of Meeting, Information Circular, Proxy and Supplemental Card;
5. October 31, 2001 Audited Financial Statements; and
6. Quarterly report for the period ended January 31, 2002.

I trust you will find the enclosed to be in order and if you have any questions please do not hesitate to contact the undersigned.

Yours truly,

RAYTEC DEVELOPMENT CORP.

Per:

Toni Vodola
Corporate Secretary
Enclosures

dlw 5/31

#82-3553

RAYTEC DEVELOPMENT CORP.

#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604) 683-4499

WEBSITE - http://www.raytecnet.com
Trading Symbols: CDNX: RAY
Pink Sheet: RAYTF

NEWS RELEASE

New Misting Product Receives Rave Reviews

VANCOUVER, B.C. -- February 20, 2002 -- Raytec Development Corp. ("Raytec") today announced it will commercialize its new *EUROBAR*™ misting system. A prototype of the *EUROBAR*™ was exhibited at the Food Marketing Institute Show in Chicago, Illinois, and received a number of Purchase Order inquires. This ultra-low profile grocery misting system will further diversify Raytec's product line and offer customers more choice in meeting their individual needs.

Final product proofing and manufacturing details are currently being developed, and the company anticipates client deliveries in the fall of 2002.

Raytec today also announced the appointment of Jerry Minni to President and CEO of Raytec, adding to his title of Chairman. Mr. Minni has been effectively running operations since December 2001. Former Raytec President, Bernardo Rico, has been appointed President of Raytec Technologies Inc. ("RTI"). Raytec is currently taking RTI public. Raytec and RTI will operate as two distinct companies with separate management teams.

Jerry Minni remarked, "I am excited to be at the helm. Bernardo has done an excellent job utilizing Raytec's cash flow to build the antimicrobial division. For Raytec, the opportunities on the equipment and services side of its business have never been greater. We are aggressively expanding sales and the geographical reach of our service network. At the same time, we are trimming the costs associated with the development of RTI's technologies. I'm confident Raytec shareholders will benefit from this focus."

Commenting on his new role, Bernardo Rico said, "I'm excited about my new role and look forward to RTI's transition into a public company. A key focus of the coming months will be assembling a management team best suited to advancing this business."

RTI is currently awaiting Environmental Protection Agency (EPA) approval of its chlorine dioxide product for use as a hard-surface sanitizer.

About RTI
RTI, a subsidiary of Raytec, is an emerging manufacturer, developer and marketer of antimicrobials and sanitation products. The company holds patents in the uses of dry-media chlorine dioxide, a well-known biocide. RTI's current available products based on this chemistry include: *SANI-T-BAG*™, *OdorGUARD*™, *EthylGUARD*™. These products allow for the safe and low-cost production of chlorine dioxide for a variety of uses, such as: hard surface disinfecting, food processing, odor control, and in controlling the ripening and shrinkage of produce.

About Raytec

Established in 1979, Raytec currently ranks as the leading manufacturer, developer and marketer of perishable-food control systems for the North American commercial grocery industry. Clients include such household names as: Albertson's, Fred Meyer, Lowes Foods, Safeway and Winn-Dixie. Raytec's technologies help the food industry improve profit margins by reducing product loss, enhancing product quality and controlling safe food processing.

For further information on Raytec Development Corp, contact:

Ascenta Capital Partners Inc.
Suite 709, 700 West Pender Street
Vancouver, BC
V6C 1G8
Tel: 604.684.4743 ext. 22
Toll Free: 1.866.684.4743 ext. 22
info@ascentacapital.com
www.ascentacapital.com

RAYTEC DEVELOPMENT CORP.

Jerry A. Minni
President & CEO

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

#82-3553

RAYTEC DEVELOPMENT CORP.

#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604) 683-4499

WEBSITE - http://www.raytecnet.com
Trading Symbols: CDNX: RAY
Pink Sheet: RAYTF

NEWS RELEASE

EPA Responds to *SANI-T-BAG*™ Application

VANCOUVER, B.C. -- March 6, 2002 – Raytec Development Corp. ("RAY") today announced that its subsidiary, Raytec Technologies Inc. ("RTI"), has received a formal response from the U.S. Environmental Protection Agency (EPA) to the company's application regarding the use of *SANI-T BAG*™ as a hard surface disinfectant. The EPA has requested some additional testing data and product label amendments. The company is assembling the required information in response to this request.

"They've provided us a short and straightforward list," commented Bernardo Rico, RTI's President and CEO. "The registration of the *SANI-T-BAG*™ as a surface sanitizer will expand the applications of this innovative technology, and bring this product closer to market-launch."

The *SANI-T-BAG*™ is used to produce chlorine dioxide—a powerful and safe biocide that's well known for its effectiveness as a disinfectant. Until now, chlorine dioxide's use has been limited to large industrial applications where economies of scale justify the costly generators required to produce it on-site. With *SANI-T-BAG*™, the end-user can produce a desired quantity of chlorine dioxide by simply placing a sachet in water—like making a cup of tea.

As the incidents of food-borne illness continue to increase, consumers and health care organizations will press for improved safety practices. According to independent research, the food safety and surface sanitation markets alone for this product exceed US$400 million, and RTI has identified numerous other demands for the technology. Surface sanitation includes the treatment of surfaces such as the counters, walls and ceilings where food is handled, stored and prepared.

About RTI
RTI, a subsidiary of Raytec Development Corp., is an emerging manufacturer, developer and marketer of antimicrobials and sanitation products. RTI holds patents in the uses of dry-media chlorine dioxide, a well-known biocide. The company's current available products based on this chemistry include: *SANI-T-BAG*™, *OdorGUARD*™, *EthylGUARD*™. These products allow for the safe and low-cost production of chlorine dioxide for a variety of uses, such as: hard surface disinfecting, food processing, odor control, and in controlling the ripening and shrinkage of produce.

About Raytec
Established in 1979, Raytec currently ranks as the leading manufacturer, developer and marketer of perishable-food control systems for the North American commercial grocery industry. Clients include such household names as: Albertson's, Fred Meyer, Lowes Foods, Safeway and Winn-Dixie. Raytec's technologies help the food industry improve profit margins by reducing product loss, enhancing product quality and controlling safe food processing.

For further information on Raytec Development Corp., contact:
Ascenta Capital Partners Inc.

Suite 709, 700 West Pender Street
Vancouver, BC
V6C 1G8
Tel: 604.684.4743 ext. 22
Toll Free: 1.866.684.4743 ext. 22
info@ascentacapital.com
www.ascentacapital.com

RAYTEC DEVELOPMENT CORP.

"Jerry Minni"

Jerry A. Minni
President & CEO

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

#82-3553

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

The Annual General Meeting of the members of **Raytec Development Corp.** (the "Company"), will be held on Monday, April 22, 2002. The Company hereby invites written nominations for directors signed by members holding in the aggregate not less than 10% of the shares having the right to vote at the meeting. If any such nomination is delivered to the registered office of the Company, 2100-1111 West Georgia Street, Vancouver, B.C. V6E 4M3, not less than 35 days before the date of the meeting, accompanied by the information as to the nominee required to be furnished in the information circular, the Company will include the name of the nominee in the form of proxy and the information as to the nominee in the information circular sent by the management of the Company pursuant to sections 153 and 154 of the *Company Act*.

A person may be disqualified from becoming or acting as a director by Section 114 of the *Company Act*. No additional qualifications are imposed by the Articles of the Company.

BY ORDER OF THE BOARD

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting (the "Meeting") of the shareholders of **Raytec Development Corp.** (the "Company") will be held on Monday, April 22, 2002 at 2100 – 1111 West Georgia Street, Vancouver, British Columbia, Canada, at the hour of 9:30 a.m. (local time in Vancouver, B.C.) for the following purposes:

1. To receive the audited annual financial statements of the Company for its fiscal year ended October 31, 2001;

2. To determine the number of directors at three;

3. To elect directors for the ensuing year;

4. To appoint Manning Elliott, Chartered Accountants, as the Company's auditor for the ensuing fiscal year and to authorize the directors to set the auditor's remuneration;

5. To ratify and approve the sale of Raytec Technologies, Inc., the Company's wholly-owned technology subsidiary, to My Venture Inc., a public company whose shares are trading on the Canadian Venture Exchange;

6. To approve a proposed change of control of the Company that may result from Jerry A. Minni, the Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer and a director of the Company, exercising existing warrants, exercising future stock options, acquiring shares and/or warrants through future private placements, and acquiring shares in the open market;

7. To approve the adoption of the Company's amended and restated stock option plan (the "Amended Plan"), and the granting of incentive stock options under the New Plan; and

8. To approve the transaction of such other business as may properly come before the Meeting.

Accompanying this Notice is an Information Circular and a form of Proxy.

Shareholders unable to attend the Meeting in person should read the notes to the enclosed Proxy and complete and return the Proxy to the Company's Registrar and Transfer Agent or at the Meeting within the time required by, and to the location set out in, the notes to the Proxy.

The enclosed Proxy is solicited by management of the Company and shareholders may amend it, if desired, by inserting in the space provided, the name of an individual designated to act as proxyholder at the Meeting.

Take notice that pursuant to section 111 of the *Company Act* (British Columbia) ("Company Act") and section 4(2) of the *Company Act Regulations*, there are no qualifications for directors provided by the Company's Articles or by the Company Act other than that the majority of the directors must be persons ordinarily resident in Canada and one director must be ordinarily resident in British Columbia, and no election of a person as a director is valid unless the person consented to act as a director before the election or, if elected at a meeting, the person was present and did not refuse to act as a director. The Company Act provides in subsection 114(1) that a person is not qualified to become a director who is: under the age of 18 years; found to be incapable of managing the person's own affairs by reason of mental infirmity; an undischarged bankrupt; unless the court orders otherwise, convicted in or out of

British Columbia of an offence in connection with the promotion, formation or management of a corporation or involving fraud unless five years have elapsed since the expiration of the period fixed for suspension of the passing of sentence without sentencing or since a fine was imposed or the term of imprisonment and probation imposed, if any, was concluded, whichever is the latest, but the disability imposed ceases on a pardon being granted under the *Criminal Records Act* (Canada); or a person whose registration in any capacity has been cancelled under the *Securities Act* (British Columbia) by either the B.C. Securities Commission or the Executive Director, or under the *Mortgage Brokers Act* (British Columbia) by either the Commercial Appeals Commission or the Registrar of Companies unless the applicable Commission, the Executive Director or the Registrar of Companies, whichever is applicable, otherwise orders or unless five years have elapsed since the cancellation of the registration.

DATED at Vancouver, British Columbia, this 14th day of March, 2002.

BY ORDER OF THE BOARD

"Jerry A. Minni"
Jerry A. Minni
Chairman of the Board, President, Chief Executive Officer and Chief Financial Officer

INFORMATION CIRCULAR

for the

ANNUAL GENERAL MEETING

of

RAYTEC DEVELOPMENT CORP.

to be held on

MONDAY, APRIL 22, 2002

INFORMATION CIRCULAR

RAYTEC DEVELOPMENT CORP.
Suite 1104 – 750 West Pender Street
Vancouver, British Columbia
Canada V6C 2T8
Website: http://www.raytecnet.com

(all information as at March 14, 2002 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of Raytec Development Corp. (the "Company") for use at the Annual General Meeting of the Company's shareholders (the "Meeting") to be held on Monday, April 22, 2002 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of Proxy are directors or officers of the Company. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER'S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER FORM OF PROXY.** A Proxy will not be valid unless the completed, dated and signed form of Proxy is delivered to Pacific Corporate Trust Company, of 10th Floor, 625 Howe Street, Vancouver, British Columbia, Canada V6C 3B8, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or is delivered to the Chair of the Meeting prior to the commencement of the Meeting.

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at 2100 – 1111 West Georgia Street, Vancouver, British Columbia, Canada V6E 4M3, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the Chair of the Meeting on the day of the Meeting or any adjournment of it.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On June 4, 2001, the Company's unissued and fully paid issued common shares were consolidated on the basis of every five of such common shares before consolidation being consolidated into one common shares. **All references in this Information Circular to numbers of the Company's shares reflect this consolidation.**

As at the date hereof, the Company has issued and outstanding 4,657,305 fully paid and non-assessable Common shares without par value, each share carrying the right to one vote. **The Company has no other classes of voting securities.**

Any shareholder of record at the close of business on March 14, 2002 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder's shares voted at the Meeting.

To the best of the knowledge of the directors and senior officers of the Company, the only persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company are:

Shareholder Name	Number of Shares	Percentage of Issued Shares
Jerry A. Minni (1)	734,884 (2)	15.78%

(1) Mr. Minni is the Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer and a director of the Company.
(2) Of these shares, 2,900 are held indirectly by JVM Management Ltd., a private B.C. company owned 50% by Mr. Minni and 50% by his wife.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

(a) the Company's chief executive officer;

(b) each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; and

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at October 31, 2001, the end of the most recently completed fiscal year of the Company, the Company had two Named Executive Officers, whose names and positions held within the Company are set out in the summary of compensation table below.

Summary of Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company's three most recently completed fiscal years.

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position of Named Executive Officer	Fiscal Year Ending Oct. 31	Salary (1)	Bonus	Other Annual Compensation	Securities Under Options / SARs Granted	Restricted Shares or Restricted Share Units	LTIP Pay-Outs	All Other Compensation
Jerry A. Minni Chairman, President, CEO and CFO	2001 2000 1999	$120,000 $120,000 $120,000	Nil Nil Nil	Nil Nil Nil	75,000 (2) 20,000 (3) 14,200	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
Bernardo N. Rico Former Officer of Subsidiary (4)	2001 2000 1999	$205,400 $114,887 N/A	Nil Nil N/A	Nil Nil N/A	20,000 15,000 (3) N/A	Nil Nil N/A	N/A N/A N/A	Nil Nil N/A

(1) *These monies were paid pursuant to employee services agreements. Refer to* "*Termination of Employment*, Change in Responsibilities and Employment Contracts" for further particulars.
(2) Subsequent to the Company's fiscal year ended October 31, 2001, 25,000 of these stock options were cancelled on November 22, 2001.
(3) These options were cancelled on October 10, 2001.
(4) Mr. Rico acted as Chief Executive Officer of Raytec Corporation, one of the Company's *wholly-owned subsidiaries*, from April 17, 2000 until his resignation as an officer on December 19, 2001. Mr. Rico remains on the board of directors of Raytec Technologies, Inc., also a wholly-owned subsidiary of the Company.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company's most recently completed fiscal year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Options/SARs Granted During the Most Recently Completed Fiscal Year

During the most recently completed fiscal year, the following incentive stock options were granted to the Named Executive Officers. No SARs (stock appreciation rights) were granted during this period.

Name	Date of Grant	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Fiscal year	Exercise or Base Price ($/ Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security) (1)	Expiration Date
Jerry A. Minni	October 10, 2001	75,000 (2)	17.9%	$0.20	$0.20	October 10, 2003
Bernardo N. Rico	October 10, 2001	20,000	4.8%	$0.20	$0.20	October 10, 2003

(1) Calculated as the closing price of the Company's shares on the Canadian Venture Exchange on the date of grant.

(2) Subsequent to the Company's fiscal year ended October 31, 2001, 25,000 of these stock options were cancelled on November 22, 2001.

Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year and Fiscal Year End Option/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officers, during the most recently completed fiscal year as well as the fiscal year end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($) [1]	Unexercised Options at Fiscal Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable / Unexercisable [2]
Jerry A. Minni	Nil [3]	N/A	75,000 [3] / Nil	Nil / Nil
Bernardo N. Rico	Nil	N/A	20,000 / Nil	Nil / Nil

(1) Based on the difference between the option exercise price and the closing market price of the Company's shares on the date of exercise.
(2) In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price of the Company's shares as at October 31, 2001, (ie. fiscal year end) was $0.30.
(3) Subsequent to the Company's fiscal year ended October 31, 2001, 25,000 of these options were cancelled on November 22, 2001 and the balance remaining were exercised on February 12, 2002 when the market price of the underlying securities was $0.75 per share.

Termination of Employment, Change in Responsibilities and Employment Contracts

Pursuant to an employee services agreement made as of August 1, 1996 and amended December 30, 1996 (the "Agreement") between the Company and Jerry Minni, the Company pays to Mr. Minni the monthly salary of $10,000. Mr. Minni may terminate the Agreement by giving one month's written notice to the Company and the *remuneration payable under the Agreement shall be proportioned to the date of such termination*. The Company may terminate the Agreement upon the disability of Mr. Minni, or for just cause, as defined in the Agreement, without any remuneration payable to him.

Pursuant to an employee services agreement made as of April 1, 2000 (the "Old Agreement") between Raytec Corporation ("Raytec"), one of the Company's wholly-owned subsidiaries, and Bernardo Rico, Raytec paid to Mr. Rico, an annual salary of US$130,000. On Mr. Rico's resignation as Chief Executive Officer of Raytec, effective December 19, 2001, the Old Agreement was terminated. Mr. Rico currently receives a monthly salary of $5,000 and is in the process of negotiating a new employee services agreement with Raytec Technologies, Inc., also a wholly-owned subsidiary of the Company.

There are no other compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or other termination of employment or from a change of control of the Company.

Compensation of Directors

Compensation for the Named Executive Officers has already been disclosed above. No cash compensation was paid to any director of the Company for the director's services as a director during the fiscal year ended October 31, 2001.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the Canadian Venture Exchange. During the most recently completed financial year, the Company granted incentive stock options to purchase an aggregate 100,000 common shares to directors. Subsequent to the Company's fiscal year ended October 31, 2001, 25,000 options were cancelled and 48,000 stock options were granted to a director.

MANAGEMENT CONTRACTS

Management functions of the Company are substantially performed by directors or senior officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the last completed fiscal year, no insider of the Company, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company, or any of its subsidiaries.

On April 19, 2001, the Company announced that it had finalized an agreement (the "Agreement") with Tim Edwards pursuant to which the Company acquired 585,000 Class "A" common shares of Miatech International, Inc. ("Miatech") held by Mr. Edwards, in exchange for 450,000 common shares of the Company at a deemed price of $0.20 per share, and a promissory note in the amount of US$60,000. In addition to being a shareholder of Miatech, Mr. Edwards is also a former employee of Miatech, Inc., a subsidiary of Miatech. Mr. Edwards is also a former officer of the Company. By agreement dated January 20, 2002, the parties terminated the Agreement effective as of October 31, 2001. *As a result, the consideration comprising the US$60,000 promissory note was* cancelled and the 450,000 pre-consolidated shares of the Company will be returned to treasury.

On November 13, 2001, the Company announced that it had completed the private placement of 715,000 units of the Company at the price of $0.20 per unit to Jerry Minni, the Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer and a director of the Company (as to 540,000 units), and Jerry Bella, a director of the Company (as to 175,000 units). Each unit consists of one common share of the Company and one non-transferable share purchase warrant. Each warrant entitles Messrs. Minni and Bella to purchase an additional common share of the Company at a price of $0.20 per share for six months and $0.30 per share for an additional six month period.

The Company leased property in Reno, Nevada from a company of which a director of the Company is a shareholder, at a monthly rental of US$7,800. The lease terminated effective March 1, 2001.

Certain officers and directors of the Company may have material interests in the proposed sale of one of the Company's wholly-owned subsidiaries. Reference is made to "Approval of Proposed Sale of Raytec Technologies, Inc." for detailed particulars.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution determining the number of directors of the Company at three for the ensuing year.

ELECTION OF DIRECTORS

At the Company's annual general meeting held on April 23, 2001, the shareholders approved a special resolution adopting new Articles for the Company which came into effect on June 4, 2001. Pursuant to the new Articles, the board of directors is divided into three classes, designated as Class I, Class II and Class III and each director shall, when nominated for election, be nominated to be a designated classification unless there is only one class to be elected.

The term of office of the present directors expires at the Meeting. The terms of office of the newly elected directors shall initially be one year for Class I, two years for Class II, and three years for Class III. Management proposes to nominate Robin Blues as a Class I director whose term of office shall expire at the general meeting of the Company in 2003, Jerry Bella as a Class II director whose term of office shall expire at the general meeting of the Company in 2004, and Jerry Minni as a Class III director whose term of office shall expire at the general meeting of the Company in 2005. Each director elected will hold office until the expiration of his respective term or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or with the provisions of the *Company Act* (British Columbia) ("Company Act").

The persons named below will be presented for election at the Meeting as management's nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. The following table sets out the names of the nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company and the number of common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Present Position(s) with the Company [(1)] and *Place of Residence*	Principal Occupation [(2)]	Class of Director	Date(s) Served as a Director Since	Ownership or Control Over Voting Shares Held [(3)]
Jerry A. Minni [(4)] Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer and a director of the Company. *Canada*	Business Executive; Owner of J.A. Minni & Associates, Inc., formerly Minni, Bella & Co., Certified General Accountants.	Class III Term expires in 2005.	February 19, 1992	734,884 [(5)]
Jerry Bella [(4)] Director of the Company. *Canada*	Business Executive; Owner of J.M. Bella & Associates, Inc., formerly Minni, Bella & Co., Certified General Accountants.	Class II Term expires in 2004.	April 29, 1992	273,838
Robin D.A. Blues [(4)] Director of the Company. *Canada*	Business Executive; Formerly, Partner in Morton & Company, Barristers and Solicitors.	Class I Term expires in 2003.	November 15, 2001	4,400

(1) For the purposes of disclosing positions held in the Company, "Company" includes the Company and any parent or subsidiary thereof.
(2) Unless otherwise stated above, any nominees named above not elected at the last annual general meeting have held the principal occupation or employment indicated for at least five years.

(3) The information as to country of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective nominees.
(4) Members of the Company's Audit Committee.
(5) Of these shares, 2,900 are held indirectly by JVM Management Ltd., a private B.C. company owned 50% by Mr. Minni and 50% by his wife.

An Advance Notice of Meeting inviting nominations for election as directors, as required by section 111 of the Company Act, was published in The Province, a Vancouver, British Columbia newspaper, on February 18, 2002. Copies of such Advance Notice of Meeting were delivered to the British Columbia and Alberta Securities Commissions and the Canadian Venture Exchange pursuant to the regulation under the Company Act.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE AND SENIOR OFFICERS

During the last completed fiscal year, no director, executive officer, senior officer or nominee for director of the Company, or any of their associates, has been indebted to the Company, or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by the Company, or any of its subsidiaries.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of Manning Elliott, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the directors. The auditor was first appointed on February 18, 1994.

SPECIAL BUSINESS

Approval of Proposed Sale of Raytec Technologies, Inc.

The Company is seeking the approval and authorization of its shareholders to complete the sale (the "Sale") of its wholly-owned technology subsidiary, Raytec Technologies, Inc. (the "Subsidiary"), pursuant to a letter agreement (the "Agreement") dated February 4, 2002 among the Company, My Venture Inc. ("MVI"), a capital pool company whose shares are trading on the Canadian Venture Exchange ("CDNX"), and the Subsidiary. Under the terms of the Agreement, the Company will sell to MVI all of the outstanding shares of the Subsidiary, for a total purchase price of US$1,890,000 payable by the issuance of shares of MVI. The Sale will constitute a Qualifying Transaction for MVI under the policies of the CDNX.

The Subsidiary operates from its principal offices in Lake Oswego, Oregon and is an emerging manufacturer, developer and marketer of antimicrobials and sanitation products. The Subsidiary holds patents in the uses of dry-media chlorine dioxide, a well known biocide, and has current available products based on this chemistry which include *SANI-T-BAG™*, *OdorGUARD™* and *EthylGUARD™*. These products allow for the safe and low cost production of chlorine dioxide for a variety of uses, such as hard surface disinfecting, food processing, odor control, and controlling the ripening and shrinkage of grocery produce.

The Company currently ranks as the leading manufacturer, developer and marketer of perishable food control systems for the North American commercial grocery industry. Clients include such household names as Albertson's, Fred Meyer, Lowes Foods and Safeway. The Company's technologies help the food industry improve profit margins by reducing product loss, enhancing product quality and controlling safe food processing.

Under the terms of the Agreement, MVI has agreed, as a pre-condition to closing, to subdivide its common shares on a one old share for four new shares basis. On closing, MVI will issue to the Company, in exchange for all of the issued and outstanding shares of the Subsidiary, 29,300,000 post subdivided common shares (the "Shares") of MVI at a deemed price of CDN$0.10 per Share (and having an aggregate value of approximately US$1,890,000). The

Shares will represent 78% of the then issued and outstanding share capital of MVI. The Shares will be subject to escrow as prescribed by CDNX.

Jerry Minni, the Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer and a director of the Company, is also the President, Chief Executive Officer and a director of the Subsidiary and MVI. Mr. Minni also owns 666,001 common shares of MVI. Jerry Bella, a director of the Company, and Toni Vodola, the Secretary of the Company, own an aggregate of 22,000 common shares of MVI.

The proposed Sale is subject to the approval of the shareholders and CDNX.

Management Recommendation

Management of the Company is of the opinion that the Sale will enable both the Company and the Subsidiary to independently focus on growth opportunities in their most promising markets. The Company and the Subsidiary will still have a close relationship as the Company, through its ownership of the Shares, will maintain, indirectly, control of the Subsidiary. The Company's distribution network to the North American retail grocery industry will continue to provide a strategic channel for the Subsidiary's antimicrobial products. Accordingly, management recommends approval of the Sale believing that the formation of two distinct companies will give each greater flexibility, agility and focus.

Shareholder Approval

Management is asking shareholders, as a group, excluding votes held by interested parties, namely, Jerry Minni, Jerry Bella and Toni Vodola, to approve the following ordinary resolution.

> "Whereas pursuant to a letter agreement (the "Agreement") dated February 4, 2002 among the Company, My Venture Inc. ("MVI") and the Company's wholly owned technology subsidiary, Raytec Technologies, Inc., (the "Subsidiary"), the Company has agreed to sell to MVI all of the outstanding shares of the Subsidiary, for a total purchase price of US$1,890,000, which will be paid by the issuance of 29,300,000 common shares of MVI as more particularly set out in the Agreement;
>
> Resolved that:
>
> 1. subject to regulatory approval, the sale (the "Sale") of the Company's Subsidiary, in accordance with the terms of the Agreement, be and is hereby ratified and approved;
> 2. the Company is hereby authorized to abandon or terminate all or any part of the Sale if management deems it to be in the best interest of the Company to do so, without further shareholder approval;
> 3. the board of directors, by resolution, be and is authorized to make such amendments to the Agreement as may, in its discretion, be considered appropriate, provided always that such amendments be subject to the approval of all applicable regulatory authorities; and
> 4. the directors and officers of the Company are hereby authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents and other writings as may be required to give effect to the true intent of this resolution."

As of March 14, 2002, the Company had a total of 4,657,305 common shares issued and outstanding. To the best knowledge of management, insiders, excluding Jerry Minni, Jerry Bella and Toni Vodola, and their associates beneficially own a total of 1,224,582 common shares. Accordingly, the total number of shares held by disinterested shareholders will be 3,432,723.

Approval of Potential Change of Control

As at the date of this Information Circular, Jerry Minni ("Minni") holds, directly and indirectly through JVM Management Ltd. ("JVM"), a private B.C. company owned 50% by Minni and 50% by his wife, 734,884 common shares of the Company representing 15.78% of the Company's current issued and outstanding share capital. Minni has also acquired, by way of various non-brokered private placements, 730,000 warrants (the "Warrants") to purchase 730,000 additional common shares of the Company. If Minni exercises all of the outstanding Warrants, he will beneficially own an aggregate of 1,464,884 common shares of the Company, which would represent 31.45% of the then issued and outstanding shares in the capital stock of the Company. As such, the exercise of Warrants would have the effect of making Minni a "control person" of the Company, inasmuch as he would immediately thereafter hold common shares of the Company to which are attached in excess of 20% of the outstanding voting rights of the Company. Minni does not currently hold any stock options to purchase common shares of the Company. Additional common shares of the Company may also be acquired by Minni as a result of his participation in future private placements of common shares and/or warrants and from purchases of common shares made in the open market.

CDNX policies provide that, prior to consenting to the issuance of securities in the capital stock of a listed company that would result in a change of control, evidence of disinterested shareholder approval of the issuance is required. For the purposes of the CDNX policy, a change of control includes situations where, after giving effect to the contemplated transaction, and as a result of such transaction:

(a) any one Person, meaning a company or an individual, holds a sufficient number of the voting shares to affect materially the control of the Company, or

(b) any combination of Persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, hold in total a sufficient number of the voting shares of the Company to affect materially the control of the Company,

and in the absence of evidence to the contrary, any Person or combination of Persons holding more than 20% of the voting shares of the Company is deemed to materially affect the control of the Company.

Shareholder Approval

As the exercise of the Warrants held by Minni, the exercise of any future stock options that may be granted to Minni, and the acquisition of additional common shares that Minni may acquire as a result of his participation in future private placements of common shares and/or warrants and from the purchases of common shares made in the open market could result in Minni acquiring greater than 20% of the Company's shares, the CDNX requires shareholder approval to this potential change of control. Accordingly, management is asking shareholders, as a group, excluding votes held by interested parties, namely, Minni and JVM, to approve the following ordinary resolution.

> "Resolved that:
>
> 1. subject to regulatory approval, the potential change of control of the Company to Jerry A. Minni, be and is hereby approved; and
> 2. the directors and officers of the Company are hereby authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents and other writings as may be required to give effect to the true intent of this resolution."

As of March 14, 2002, the Company had a total of 4,657,305 common shares issued and outstanding. To the best knowledge of management, insiders, excluding Jerry Minni and JVM, and their associates beneficially own a total

of 937,784 common shares. Accordingly, the total number of shares held by disinterested shareholders will be 3,719,521.

Approval of Amended and Restated Stock Option Plan

Under the Company's stock option plan dated April 15, 1998 (the "1998 Plan"), the Company was permitted to grant stock options under which up to *477,821 (2,389,105 pre-consolidated) common shares could be purchased.* As at March 14, 2002, the Company had granted stock options under the 1998 Plan under which 366,300 common shares could be purchased, all of which remain outstanding. Accordingly the Company was, as at March 14, 2002, only permitted to grant additional stock options to purchase up to 111,521 common shares under the 1998 Plan.

Prior to the date of the Meeting the directors of the Company will consider, and if they deem it appropriate, approve an amended and restated stock option plan (the "Amended Plan"). The Amended Plan will provide that the Company may grant stock options under which up to 931,461 common shares may be purchased, which represents 20% of the issued and outstanding shares of the Company as at the record date. The 931,461 shares available for issuance upon the grant of stock options under the Amended Plan includes the 366,300 shares which are issuable upon the exercise of existing options.

The Company has not granted stock options to purchase any additional common shares of the Company since *November 22, 2001. The Amended Plan is similar in all other material respects to the 1998 Plan with the exception* that:

1. the definition of "Employee" has been revised to include "service providers" (as that term is defined by The Toronto Stock Exchange) and "consultants" (as that term is defined under BCI 45-507 issued by the British Columbia Securities Commission); and

2. the definition of "Market Price" has been changed to refer to the closing trading price of the shares immediately,preceding the grant date rather than the weighted average trading price of the shares for those days that the shares traded over the 10 days immediately preceding the grant date.

A copy of the Amended Plan will be available at the Meeting for review by the shareholders. In addition, upon request, shareholders may obtain a copy of the Amended Plan from the Company prior to the Meeting.

Shareholder Approval

CDNX requires that listed companies obtain the approval of their shareholders for amendments to stock option plans.

In addition, under the rules and policy of the CDNX, disinterested shareholder approval is required to be obtained prior to the exercise of options granted to insiders, whether granted under the 1998 Plan or otherwise, which have been amended, other than in respect of amendments reducing the number of shares under option, increasing the exercise price or cancelling an option.

To ensure that the Amended Plan is acceptable to the Company's shareholders, and provided that the Company's directors approve the Amended Plan, disinterested shareholders, as a group, excluding insiders to whom options may be issued, and their associates, will be asked to approve the following ordinary resolution.

"Resolved that:

1. the Company's amended and restated stock option plan (the "Amended Plan") be and it is hereby adopted and approved;

2. the Company be authorized to grant stock options under the Amended Plan, which (together with the existing stock options that were granted prior to the amendment and

restatement of the stock option plan) may be exercised to purchase up to 931,461 common shares of the Company, whether or not the grant results in:

(a) the Company having options outstanding to insiders which, in aggregate, are exercisable to acquire over 10% of the outstanding common shares of the Company; or

(b) the issuance to insiders, within a one year period, of common shares which, in aggregate, exceed 10% of the outstanding common shares of the Company; or

(c) the issuance to any one insider and such insider's associates, within a one year period, of common shares which, in aggregate, exceed 5% of the outstanding common shares of the Company; or

(d) the decrease of the exercise price of stock options previously granted to insiders of the Company;

3. the board of directors, by resolution, be and is authorized to make such amendments to the Amended Plan, from time to time, as may, in its discretion, be considered appropriate, provided always that such amendments be subject to the approval of all applicable regulatory authorities; and

4. any one or more of the directors or senior officers of the Company be and he or she is hereby authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company, or otherwise, all such documents and other writings, including treasury orders, as may be required to give effect to the true intent of this resolution."

As of March 14, 2002, the Company had a total of 4,657,305 common shares issued and outstanding. To the best knowledge of management, insiders, excluding insiders to whom options may be issued, and their associates beneficially own a total of 1,226,082 common shares. Accordingly, the total number of shares held by disinterested shareholders will be 3,431,223.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

CERTIFICATE

The foregoing contains no untrue statements of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* (ALBERTA), THE *SECURITIES REGULATION* (ALBERTA) AND THE ALBERTA *SECURITIES COMMISSION RULES* (TOGETHER THE "ALBERTA ACT") FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ALBERTA ACT THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ON BEHALF OF THE BOARD

"Jerry A. Minni"

Jerry A. Minni
Chairman of the Board, President, Chief Executive Officer and Chief Financial Officer

PROXY

THIS PROXY IS SOLICITED BY MANAGEMENT OF RAYTEC DEVELOPMENT CORP. (THE "COMPANY") FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE "MEETING") TO BE HELD ON MONDAY, APRIL 22, 2002 AND ANY ADJOURNMENT THEREOF.

The undersigned shareholder of the Company hereby appoints **Jerry Minni**, the Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer and a director of the Company, or failing this person, **Jerry Bella**, a director of the Company, or in the place of both of the foregoing, ______________________________ (PLEASE PRINT NAME), as proxyholder for and on behalf of the undersigned, with power of substitution, to attend, act and vote for and in the name of the undersigned at the Meeting and at every adjournment thereof, with respect to all or ______________ of the common shares of the Company registered in the name of the undersigned. Unless otherwise expressly stated herein by the undersigned, receipt of this proxy, duly executed and dated, revokes any former proxy given to attend and vote at the meeting and at any adjournment thereof. **Unless the undersigned directs otherwise, the nominee is hereby instructed to vote the common shares of the Company held by the undersigned as follows:**

	For	Against
1. To determine the number of directors at three.	☐	☐

	For	Withhold
2. (a) to elect Jerry A. Minni as director	☐	☐
(b) to elect Jerry Bella as director	☐	☐
(c) to elect Robin D.A. Blues as director	☐	☐
3. To appoint Manning Elliott, Chartered Accountants, as the auditor of the Company.	☐	☐

	For	Against
4. To authorize the directors to set the auditor's remuneration.	☐	☐
5. To approve the sale of Raytec Technologies, Inc., the Company's wholly-owned technology subsidiary.	☐	☐
6. To approve the proposed change of control to Jerry A. Minni.	☐	☐
7. To approve the Company's amended and restated stock option plan and the granting of incentive stock options thereunder.	☐	☐
8. To approve the transaction of other business.	☐	☐

The undersigned shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.

Signature: ______________________________ **Date:** ______________________________
(Proxy must be signed and dated)

Name: ______________________________
(Please Print)

If someone other than the named shareholder signs this Proxy on behalf of the named shareholder, documentation acceptable to the Chairman of the Meeting must be deposited with this Proxy granting signing authority to the person signing the proxy.

*To be used at the Meeting, this Proxy must be received at the offices of **Pacific Corporate Trust Company** by mail or by fax no later than 48 hours (excluding Saturdays, Sundays and holidays) preceding the Meeting or with the Chairman of the Meeting on the day of the Meeting prior to its commencement. The mailing address of **Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, Canada V6C 3B8,** and its fax number is **(604) 689-8144**.*

::ODMA\PCDOCS\CMLAW\946394\1

1. ***If the shareholder wishes to attend the Meeting to vote on the resolutions in person,*** please register your attendance with the Company's scrutineers at the Meeting.

2. ***If the shareholder's securities are held by an intermediary (eg. a broker) and the shareholder wishes to attend the Meeting to vote on the resolutions,*** please insert the shareholder's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date and return the Proxy in accordance with the instructions provided by the intermediary. Please contact the intermediary if there are any questions. At the Meeting a vote will be taken on each of the resolutions as set out on this Proxy and the shareholder's vote will be counted at that time.

3. ***If the shareholder cannot attend the Meeting but wishes to*** vote on the resolutions, the shareholder can ***appoint another person,*** who need not be a shareholder of the Company, to vote according to the shareholder's instructions. To appoint someone other than the nominees named by management, please insert your appointed proxyholder's name in the space provided, sign and date and return the Proxy. Where no choice on a resolution is specified by the shareholder, this Proxy confers discretionary authority upon the shareholder's appointed proxyholder to vote for or against or withhold vote with respect to that resolution, provided that with respect to a resolution relating to a director nominee or auditor, the proxyholder only has the discretion to vote or not vote for such nominee.

4. ***If the shareholder cannot attend the Meeting but wishes to*** vote on the resolutions and to ***appoint one of the nominees named by management*** as proxyholder, please leave the wording appointing a nominee as shown, sign and date and return the Proxy. Where no choice is specified by a shareholder on a resolution shown on the Proxy, a nominee of management acting as proxyholder will vote the securities as if the shareholder had specified an affirmative vote.

5. The securities represented by this Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot of a resolution that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the Proxy, or matters which may properly come before the Meeting, the securities will be voted by the nominee appointed as the proxyholder, in its sole discretion, sees fit.

6. If the shareholder votes by completing and returning the Proxy, the shareholder may still attend the Meeting and vote in person should the shareholder later decide to do so. To vote in person at the Meeting, the shareholder must revoke the Proxy in writing as set forth in the Information Circular.

7. This Proxy is not valid unless it is dated and signed by the shareholder or by the shareholder's attorney duly authorized by the shareholder in writing, or, in the case of a corporation, by its duly authorized officer or attorney for the corporation. If the Proxy is executed by an attorney for an individual shareholder or joint shareholders or by an officer or an attorney of a corporate shareholder, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof, must accompany the Proxy.

8. To be valid, this Proxy, duly dated and signed, must arrive at the office of the Registrar and Transfer Agent of the Company, Pacific Corporate Trust Company, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting.

In accordance with National Policy Statement No 41/Shareholder Communication (the "Policy") and pursuant to the British Columbia Securities Act and Rules:

> Any registered shareholder may elect annually to have his or her name added to an issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second, and third fiscal quarters. All Registered shareholders will automatically receive a quarterly report for an issuer's fourth fiscal quarter; while only Non-registered shareholders entitled to receive an issuer's audited financial statements, pursuant to the Policy, will receive a quarterly report for an issuer's fourth fiscal quarter.

To use electronic methods for communication between issuers and their shareholders, we are requesting that you provide us with your email address.

You may complete an electronic version of this form at: ***www.pctc.com/servlets/supp_list***

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company's Supplemental Mailing List in respect of its quarterly financial statements.

Name of Company in which you are a Shareholder:
Must be completed. (Please Print)

Name: ____________________ Address ____________________

City/Prov/State/ Postal Code: ____________________ Preferred Method of Communication: Email____ or Mail____

Signature: ____________________ Date: __________ Email Address: ____________________

[redacted]

Online:	www.pctc.com/servlets/supp_list
Email:	pacific @pctc.com
Fax:	(604) 689-8144

CANADA POST · POSTES CANADA

Postage paid if mailed in Canada Business Reply Mail

Port payé si posté au Canada Correspondance-réponse d'affaires

0426559900 01

[redacted]

0426559900-V6C3B8-BR01

PACIFIC CORPORATE TRUST COMPANY
FLOOR 10
625 HOWE STREET
VANCOUVER BC V6C 9Z9